December 9, 2021

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attention: Angela Lumley

Re:	TravelCenters of America Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 26, 2021
Item 2.02 Form 8-K filed November 1, 2021
File No. 001-33274

Ladies and Gentlemen:

TravelCenters of America Inc. (the “Company”) confirms that it is in receipt of a comment letter (the “Comment Letter”) from the Staff (the "Staff") of the Securities and Exchange Commission, dated December 8, 2021, regarding the above-referenced reports filed or furnished, as applicable, by the Company. The Comment Letter requests that the Company respond within ten business days or tell the Staff when the Company will respond. In order to fully respond to the Comment Letter, the Company believes it will need until January 10, 2022. The Company appreciates the Staff’s willingness to allow for the additional time.

Please call the undersigned at (440) 808-9100 if you have any questions regarding this letter.

Very truly yours,

/s/ Peter J. Crage

Peter J. Crage
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Mark Young, TravelCenters of America Inc.
Zachary Blume, Ropes and Gray LLP

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